Exhibit 8.1

List of Subsidiaries

1. Wins Finance Group Limited (“WFG”) is a wholly owned subsidiary of Wins Finance Holdings Inc. and was incorporated under the laws of British Virgin Islands.

2. Full Shine Capital Resources Limited (“Full Shine”) is a wholly owned subsidiary of WFG and was incorporated under the laws of the Hong Kong Special Administrative Region.

3. Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”) is a wholly owned subsidiary of Full Shine and was incorporated in the People’s Republic of China (the “PRC”).

4. Dalian Ruikai Taifu Investment Management Co., LTD is 60%-owned subsidiary of Full Shine and was incorporated in the PRC.

5. Zhongrui Xukai (Beijing) Technology Co., Ltd .is 71.43%-owned subsidiary of Dalian Ruikai Taifu and was incorporated in the PRC.

6. Tianjin Runcheng Medical Technology Co., LTD., is 51%-owned subsidiary of Zhongrui Xukai and was incorporated in the PRC.